UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 August, 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Interim Results dated 3 August, 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 03, 2006                          By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 03, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




                                   Barclays Bank PLC
                                       Results
                                     Announcement
                                    30th June 2006



                                                               Barclays Bank PLC
                                                                 3rd August 2006


                               BARCLAYS BANK PLC

         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC


The Directors report the following results of the Barclays Bank PLC Group for the half-year ended 30th June 2006:


                   CONSOLIDATED INCOME STATEMENT (UNAUDITED)



                                                    Half year ended

                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Continuing operations
                                           -------       --------       --------
Interest income                           10,544          9,584          7,648
Interest expense                          (6,140)        (5,209)        (3,948)
                                           -------       --------       --------
Net interest income                        4,404          4,375          3,700
                                           -------       --------       --------
Fee and commission income                  4,077          3,558          2,872
Fee and commission expense                  (425)          (393)          (332)
                                           -------       --------       --------
Net fee and commission income              3,652          3,165          2,540
                                           -------       --------       --------
Net trading income                         2,203          1,145          1,176
Net investment income                        374            485            373
                                           -------       --------       --------
Principal transactions                     2,577          1,630          1,549
Net premiums from insurance contracts        510            501            371
Other income                                  86            129             49
                                           -------       --------       --------
Total income                              11,229          9,800          8,209
Net claims and benefits paid on
insurance contracts                         (233)          (358)          (287)
                                           -------       --------       --------
Total income net of insurance claims      10,996          9,442          7,922
Impairment charges                        (1,057)          (865)          (706)
                                           -------       --------       --------
Net income                                 9,939          8,577          7,216
                                           -------       --------       --------
Operating expenses excluding
amortisation of intangible assets         (6,206)        (5,923)        (4,525)
Amortisation of intangible assets            (63)           (62)           (17)
                                           -------       --------       --------
Operating expenses                        (6,269)        (5,985)        (4,542)
Share of post-tax results of
associates                                    30             29             16
and joint ventures                         -------       --------       --------
Profit before tax                          3,700          2,621          2,690
Tax                                       (1,072)          (724)          (715)
                                           -------       --------       --------
Profit for the period                      2,628          1,897          1,975
                                           -------       --------       --------

Profit attributable to minority interests    155            148             29
Profit attributable to equity holders      2,473          1,749          1,946
                                           -------       --------       --------
                                           2,628          1,897          1,975
                                           -------       --------       --------



The information in this announcement, which was approved by the Board of Directors on 2nd August 2006, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act').



                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                           As at
                                         30.06.06       31.12.05       30.06.05
                                             GBPm           GBPm           GBPm
Assets
Cash and balances at central banks          6,777          3,506          4,106
Items in the course of collection from
other banks                                 2,600          1,901          2,208
Trading portfolio assets                  181,871        155,730        134,245
Financial assets designated at fair value:
- held on own account                      18,833         12,904          9,747
- held in respect of linked liabilities
  to customers under investment contracts  79,334         83,193         69,792
Derivative financial instruments          136,901        136,823        133,932
Loans and advances to banks                35,330         31,105         35,225
Loans and advances to customers           282,097        268,896        237,123
Available for sale financial investments   53,953         53,703         61,398
Reverse repurchase agreements and cash
collateral on securities borrowed         171,869        160,398        149,400
Other assets                                5,866          4,734          3,598
Investments in associates and joint ventures  560            546            438
Goodwill                                    5,968          6,022          4,590
Intangible assets                           1,125          1,269            120
Property, plant and equipment               2,515          2,754          2,407
Deferred tax assets                           776            686          2,059
                                          --------       --------       --------
Total assets                              986,375        924,170        850,388
                                          --------       --------       --------



                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                           As at
                                         30.06.06       31.12.05       30.06.05
                                             GBPm           GBPm           GBPm
Liabilities
Deposits from banks                        86,221         75,127         84,538
Items in the course of collection due
to other banks                              2,700          2,341          2,809
Customer accounts                         253,200        238,684        217,715
Trading portfolio liabilities              74,719         71,564         65,598
Financial liabilities designated at
fair value:
- held on own account                      43,594         33,385          8,231
Liabilities to customers under
investment contracts                       81,380         85,201         71,608
Derivative financial instruments          138,982        137,971        132,784
Debt securities in issue                  102,198        103,328         93,328
Repurchase agreements and cash
collateral on securities lent             146,165        121,178        122,076
Other liabilities                          10,767         11,131          9,649
Current tax liabilities                       592            747            786
Insurance contract liabilities,
including unit-linked liabilities           3,558          3,767          3,589
Subordinated liabilities:
- Undated loan capital - non convertible    4,743          4,397          4,366
- Dated loan capital - convertible             38             38             13
- Dated loan capital - non convertible      8,848          8,028          6,930
Deferred tax liabilities                      430            700          1,891
Other provisions for liabilities              474            517            386
Retirement benefit liabilities              1,976          1,823          2,041
                                          --------       --------       --------
Total liabilities                         960,585        899,927        828,338
                                          --------       --------       --------

Shareholders' equity
Called up share capital                     2,357          2,348          2,341
Share premium account                       9,354          8,882          8,786
Available for sale reserve                     32            257            400
Cash flow hedging reserve                    (172)            70            328
Other shareholders' funds                   2,570          2,490          2,551
Translation reserve                          (176)           156            (35)
Retained earnings                          10,217          8,462          7,479
                                          --------       --------       --------
Shareholders' equity excluding minority
interests                                  24,182         22,665         21,850
Minority interests                          1,608          1,578            200
                                          --------       --------       --------
Total shareholders' equity                 25,790         24,243         22,050
                                          --------       --------       --------

                                          --------       --------       --------
Total liabilities and shareholders'
equity                                    986,375        924,170        850,388
                                          --------       --------       --------



      CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Net movements in available for sale
reserve                                     (322)          (189)           112
Net movements in cash flow hedging
reserve                                     (419)          (147)            28
Currency translation differences
arising during the year                     (595)           277             23
Tax                                          267            168           (118)
Other movements                               30           (112)            10
                                          --------       --------       --------
Amounts included directly in equity       (1,039)            (3)            55
Profit for the period                      2,628          1,897          1,975
                                          --------       --------       --------
Total recognised income and expense
for the year                               1,589          1,894          2,030
                                          --------       --------       --------

Attributable to:
Equity holders                             1,718          1,655          2,004
Minority interests                          (129)           239             26
                                          --------       --------       --------
                                           1,589          1,894          2,030
                                          --------       --------       --------


The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity in accordance with IFRS. Movements in individual reserves include amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Income and expense recognised directly in equity is recorded on a gross basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for impairment losses and foreign exchange gains or losses on monetary items such as debt securities, which are recognised in the income statement. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to income. The movement in the first half of 2006 reflects net unrealised losses from changes in fair value and the transfer of net realised gains to the income statement on disposal of assets.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The movement in the first half of 2006 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the translation reserve and transferred to income on the disposal of the net investment. The movement in the period primarily reflects the impact of changes in the value of the Rand on the minority interest in Absa Group Limited and changes in the value of the US Dollar on net investments which are economically hedged through dollar-denominated preference share capital, but where the hedging item is not revalued for accounting purposes.

Other movements primarily reflect the change in insurance liabilities taken directly to reserves.



                  CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Net cash inflow/(outflow) from
operating activities                       8,353        (28,104)        17,636
Net cash (outflow)/inflow from
investing activities                      (1,159)         6,193        (11,514)
Net cash inflow from financing
activities                                 2,164         12,235          2,594
                                          --------       --------       --------
Effect of exchange rate changes on
cash and cash equivalents                   (386)           301           (539)
                                          --------       --------       --------
Net increase/(decrease)in cash and
cash equivalents                           8,972         (9,375)         8,177

Cash and cash equivalents at beginning
of period                                 20,405         29,780         21,603
                                          --------       --------       --------
Cash and cash equivalents at end of
period                                    29,377         20,405         29,780
                                          --------       --------       --------




                                     NOTES

1. Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 30th June 2006 was 3,000 million (31st December 2005: 3,000 million) ordinary shares of GBP1 each.



Preference shares                               30.06.06    31.12.05    30.06.05
                                                    '000        '000        '000

Authorised share capital - shares of GBP1 each         1           1           1
Authorised share capital - shares of GBP100 each     400         400         400
Authorised share capital - shares of US$0.25
each                                              80,000      80,000      80,000
Authorised share capital - shares of US$100 each     400         400         400
Authorised share capital - shares of EUR100 each     400         400         400


2. Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2006 comprised 2,323 million (31st December 2005: 2,318 million) ordinary shares of GBP1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2006 is beneficially owned by Barclays PLC.


Preference shares

The issued preference share capital of Barclays Bank PLC at 30th June 2006 comprised GBP34m (31st December 2005: GBP30m) of preference shares of the following denominations:


                                              30.06.06    31.12.05    30.06.05
                                                  '000        '000        '000

Issued and fully paid shares of GBP1 each            1           1           1
Issued and fully paid shares of GBP100 each         75          75          75
Issued and fully paid shares of US$100 each        100         100         100
Issued and fully paid shares of EUR100 each        240         240         240
Issued and fully paid shares of US$0.25 each    30,000           -           -



3. Staff numbers

On a full time equivalent basis the total permanent and contract staff at 30th June 2006 was 118,300 (31st December 2005: 113,300). Additionally, agency staff totalled 8,700 (31st December 2005: 7,000).